Epicor Software Corporation

7683 Southfront Road

Livermore, California 94551

(800) 678-7423

February 9, 2012

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Mark Shuman
Evan S. Jacobson

Re:	Supplemental Letter With Respect to Epicor Software

Corporation’s Registration Statement on Form S-4 (File No. 333-178959)

Dear Ladies and Gentlemen:

Epicor Software Corporation, a Delaware corporation (the “Issuer”), is registering the exchange offer (the “Exchange Offer”) of $465,000,000 principal amount of the Company’s 8 5/8% Senior Notes due 2019 (the “Original Notes”) and related guarantees (the “Original Guarantees”) issued in a private placement in May 2011 for $465,000,000 principal amount of registered 8 5/8% Senior Notes due 2019 (the “Exchange Notes”) and related guarantees (the “Exchange Guarantees”) pursuant to its Registration Statement on Form S-4 (the “Registration Statement”) in reliance on the staff of the Securities and Exchange Commission’s position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). The Issuer represents as follows:

1.	The Issuer has not entered into any arrangement or understanding with any person (including any broker-dealer) to distribute the Exchange Notes or Exchange Guarantees and to the best of the Issuer’s information and belief, each person (including any broker-dealer) participating in the Exchange Offer is acquiring the Exchange Notes and Exchange Guarantees in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes or Exchange Guarantees.

2.

The Issuer will make each person (including any broker-dealer) participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the Exchange Notes or Exchange Guarantees (a) could not rely on the staff position

Securities and Exchange Commission

February 9, 2012

enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction.

3.	The Issuer acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the securityholder information required by Item 507 of Regulation S-K under the Securities Act.

4.	The Issuer will make each person (including any broker-dealer) participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Original Notes or Original Guarantees acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes or Exchange Guarantees pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling (available July 2, 1993)) in connection with any resale of such Exchange Notes or Exchange Guarantees.

5.	The Issuer will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

(a)	Each exchange offeree (including any broker-dealer) acknowledges that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes or Exchange Guarantees.

(b)	If the exchange offeree is a broker-dealer holding Original Notes or Original Guarantees acquired for its own account as a result of market making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes or Exchange Guarantees received in exchange for the Original Notes or Original Guarantees pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Securities and Exchange Commission

February 9, 2012

The Issuer will commence the Exchange Offer for the Original Notes and Original Guarantees when the Registration Statement is declared effective by the Securities and Exchange Commission. The Exchange Offer will remain in effect for a limited time and will be conducted by the Issuer in compliance with the Securities Exchange Act of 1934, as amended, and any applicable rules and regulations thereunder.

Very truly yours, EPICOR SOFTWARE CORPORATION

By:	/s/ John Ireland
Name: John Ireland Title: Senior Vice President and General Counsel